Nepia, Inc.

Tian Bei West Road

Yung Guang Tian Di Ming Xing

Ge, Unit 1503, Shenzhen, People's Republic of China

August 5, 2011

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Edward M. Kelly

Re: Nepia, Inc.

Pre-effective Amendment No. 2 to Registration Statement on Form S-1

Filed June 29, 2011

File No. 333-173699

Dear Mr. Kelly:

I write on behalf of Nepia, Inc. (the “Company”) in response to Staff’s letter of June 14, 2011, by Pamela A. Long, Assistant Director, Division of Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1, filed June 6, 2011, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

1. We note your response to comment one in our letter dated June 14, 2011. Your response does not adequately address our comment, however. As previously requested, please clarify for us how, as a corporation organized under the laws of Nevada, and in view of the restrictions of foreign ownership imposed by the laws of the People's Republic of China, you are able to operate in China. In doing so, please specifically address applicable Chinese regulations concerning foreign investment in China, such as, for example, the "Overseas Listing Circular," the "Catalogue," "Circular 10," and "Opinion No.9." Your response should contain a detailed legal analysis and should address the fact that you are operating or intend to operate solely in China, you are organized under Nevada law, and you intend to make a market for your securities in the United States. Please also revise your prospectus disclosure accordingly. Please note that we may have additional comments based on your response.

In response to this comment, these regulations do not apply to the Company. Each is discussed in turn:

- Opinion 9 pertains to the legal and political aims with respect to foreign investments in China. There will be no investments made by the Company in Chinese industry. The Foreign Investment Industrial Guidance Catalogue classifies foreign investments into encouraged and restricted categories depending on the industry. This Catalogue does not affect the Company’s business since it does not intend on investing in Chinese industry. Even so, “boilers” falls under the section named “Electric Machinery and Equipment Industries” in the Catalogue, the vary products in which the Company intends to develop, as an “encouraged” industry type in the Catalogue.

- Circular 10 regulates the process and approvals required for foreign-owned entities to acquire the assets or equity interests in a domestic company in China. The Company does not intend on acquiring an entity in China. It plans to sell its products through a distributor in China, which does not require any special license or registration.

- The Overseas Listing Circular relates to the overseas listings of domestic enterprises. It is concerned with regulating investments made by Chinese companies with respect to foreign investments and does not apply to the Company.

2. We note your response to comment two in our letter dated June 14, 2011 in which you state that you are not a "resident enterprise" for Chinese income tax purposes because you do not have "a local subsidiary in China." We note from your prospectus that your executive offices are located in Shenzhen, China, all of your operations are being conducted in China or will be conducted in China, and all of your management team is located in China. In view of these facts, please provide us a detailed legal analysis of why you believe you are not a resident enterprise for Chinese tax purposes.

In response to this comment, the Company will operate through Chinese manufacturers and distributors. These conduits will contract with the Company in what will effectively be international trade in an encouraged industry. The resident enterprise rule does not apply to the Company.

Please accept this correspondence as acknowledgement by the Company of the following:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company many not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Li Deng Ke

Li Deng Ke